                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*
                                             ---



                            JONES PHARMA INCORPORATED
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.04 PER SHARE
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                         (Title of Class of Securities)


                                   480236 10 8
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                                 (CUSIP Number)

                           CHARLES E. H. LUEDDE, ESQ.
     10 SOUTH BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                  APRIL 3, 2000
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  480236 10 8                 13D               Page 2 of 4 Pages
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
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    1      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

           DENNIS M. JONES; JUDITH A. JONES
---------- ---------------------------------------------------------------------------------------------------------

    2      Check the Appropriate Box if a Member of a Group (See Instructions)             (a)     |X|
                                                                                           (b)     |_|

---------- ---------------------------------------------------------------------------------------------------------

    3      SEC Use Only


---------- ---------------------------------------------------------------------------------------------------------

    4      Source of Funds (See Instructions)

           OO
---------- ---------------------------------------------------------------------------------------------------------

    5      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)     |_|


---------- ----------------------------------------------------------------------------------------------------------

    6      Citizenship or Place of Organization

           UNITED STATES
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    Number of            7       Sole Voting Power

      Shares                     7,676,599
                    ------------ -----------------------------------------------------------------------------------

   Beneficially          8       Shared Voting Power

     Owned by                    -0-
                    ------------ -----------------------------------------------------------------------------------

       Each              9       Sole Dispositive Power

    Reporting                    7,676,599
                    ------------ -----------------------------------------------------------------------------------

                        10       Shared Dispositive Power
   Person With
                                 -0-
---------- ---------------------------------------------------------------------------------------------------------

   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           7,676,599
---------- ---------------------------------------------------------------------------------------------------------

   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)    |_|


---------- ---------------------------------------------------------------------------------------------------------

   13      Percent of Class Represented by Amount in Row (11)

           11.51%

---------- ---------------------------------------------------------------------------------------------------------

   14      Type of Reporting Person (See Instructions)

           IN

---------- ---------------------------------------------------------------------------------------------------------

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CUSIP No.  480236 10 8                   13D                  Page 3 of 4 Pages
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                         AMENDMENT NO. 1 TO SCHEDULE 13D

         Dennis M. Jones and Judith A. Jones reported the acquisition of shares of Common Stock, par value $.04 per share ("Stock"), of JONES PHARMA INCORPORATED, a Delaware corporation (the "Issuer"), in an initial filing of this Schedule 13D on April 20, 1999. The Cover Page, Page 2 and Items 5 and 7 are hereby amended as follows. All other items are unchanged from the initial filing.


ITEM 5.  Interest in Securities of the Issuer.

(a,b) As of March 1, 2000, Dennis M. Jones (and/or his revocable trust) is deemed to own beneficially an aggregate of 5,136,492 shares of Common Stock of the Issuer, excluding shares held by Judith A. Jones, representing 7.7% of the Issuer's Common Stock. Such holdings include 972,000 shares currently under option to Mr. Jones from the Issuer which are presently or will become exercisable on or prior to June 1, 2000. Mr. Jones has sole voting and dispositive power with respect to such shares.

         As of March 1, 2000, Judith A. Jones (and/or her revocable trust) is deemed to own beneficially an aggregate of 2,540,107 shares of the Common Stock of the Issuer, excluding shares held by Dennis M. Jones, representing 3.81% of the Issuer's Common Stock. Such holdings include 243,000 shares currently under option to Mrs. Jones from the Issuer which are presently or will become exercisable on or prior to June 1, 2000. Mrs. Jones has sole voting and dispositive power with respect to such shares.

(c) Mrs. Jones has not had any transactions in the Issuer's Common Stock within the 60 days preceding the filing of this Amendment No. 1 to Schedule 13D.

         Including disposition by gifts of: (i) 18,000 shares on February 11, 2000; and (ii) 3,000 shares on February 23, 2000, Mr. Jones (and/or his revocable trust) has had the following sales of the Issuer's Common Stock within the 60 days preceding the filing of this Amendment No. 1 to Schedule 13D:



         ------------------------------------------------------------------------------------------------------
                                                     NUMBER       NET PRICE
             SALES IN THE NAME OF         DATE      OF SHARES     PER SHARE       TRANSACTIONS MADE THROUGH
         ------------------------------ ---------- ------------ -------------- --------------------------------


                Dennis M. Jones          2/25/00    206,250*       $47.25           Salomon Smith Barney
         ------------------------------ ---------- ------------ -------------- --------------------------------
                Dennis M. Jones          2/28/00    105,000*       $47.32           Salomon Smith Barney
         ------------------------------ ---------- ------------ -------------- --------------------------------
                Dennis M. Jones          2/29/00    121,800*       $47.78           Salomon Smith Barney
         ------------------------------ ---------- ------------ -------------- --------------------------------
                Dennis M. Jones          3/1/00      61,800*       $47.58           Salomon Smith Barney
         ------------------------------ ---------- ------------ -------------- --------------------------------
                Dennis M. Jones          3/2/00       5,500        $46.10           Salomon Smith Barney
         ------------------------------ ---------- ------------ -------------- --------------------------------
                Dennis M. Jones          3/3/00     150,000        $44.66           Salomon Smith Barney
         ------------------------------ ---------- ------------ -------------- --------------------------------


         * Adjusted for two (2) three-for-two stock splits effective August 6, 1999 and March 1, 2000.

(d)(e)   Not applicable.


ITEM 7.  Material to be Filed as Exhibits.
         ---------------------------------

Exhibit 1:    Rule 13d-1(k)(1) Joint Filing Agreement.






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CUSIP No. 480236108              13D                    Page 4 of 4 Pages
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         After reasonable inquiry, and to the best of the undersigneds'
knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                         /s/ Dennis M. Jones
                         -------------------------------------------
                         Dennis M. Jones
                            Individually and as Trustee of the Dennis M. Jones Amended and Restated Revocable Trust dated
                            March 16, 1993

                         Date: April 3, 2000


                         /s/ Judith A. Jones
                         -------------------------------------------
                         Judith A. Jones
                            Individually and as Trustee of the Judith A. Jones Amended and Restated Revocable Trust dated June
                            8, 1993

                         Date: April 3, 2000